Exhibit 99.1

NEWS RELEASE

Toronto, March 9, 2022

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Annual Results

High margins and growing free cash flow

“Franco-Nevada is reporting its best results ever,” stated Paul Brink, CEO. “We achieved record annual top-line and bottom-line results. GEO sales growth was driven by an increased contribution from Cobre Panama, outperformance by Antamina and contributions from new acquisitions. The advantage of our diverse portfolio was again demonstrated in 2021. High iron ore prices during the year boosted revenues from our iron ore holdings and rising energy prices resulted in our energy revenues more than doubling. Following 2021’s rapid GEO growth, we expect slightly lower GEOs in 2022 and then to continue our growth through 2026. With limited exposure to inflation, our top-line growth translated directly into expanded margins and record earnings. Franco-Nevada is debt-free, is growing its cash balances and has a strong pipeline of growth opportunities.”

		2021		Q4 2021
	Record annual results	vs	Strong Q4 results	vs
		2020		Q4 2020
Total GEOs[1] sold (including Energy)	728,237 GEOS	+27%	182,543 GEOs	+12%
Precious Metal GEOs[1] sold	558,397 GEOS	+9%	138,799 GEOs	-3%
Revenue	$1.3 billion	+27%	$327.7 million	+8%
Net income	$733.7 million ($3.84/share)	+125%	$220.9 million ($1.16/share)	+25%
Adjusted Net Income[2]	$673.6 million ($3.52/share)	+30%	$163.7 million ($0.86/share)	+0%
Adjusted EBITDA[2]	$1.1 billion ($5.72/share)	+30%	$269.8 million ($1.41/share)	+6%
Margin[2]	84.0%	+2%	82.3%	-1%

Strong Financial Position

●	No debt and $1.6 billion in available capital as at December 31, 2021
●	Generated $279.0 million in operating cash flow for the quarter
●	Quarterly dividend increased 6.7% to $0.32/share, effective Q1 2022

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core assets outperforming since time of acquisition
●	Long-life reserves and resources

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving long-term growth
●	Long-term optionality in gold, copper and nickel

A note on our GEOs

To provide a more comprehensive measure of the performance of our business, we now include revenue from our Energy assets in the calculation of our GEOs. We believe this approach will be useful to our investors to evaluate the full scale of our portfolio. GEOs for comparative periods have been recalculated to conform with the current presentation.

Annual revenue and GEOs sold by commodity
	2021		2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	420,535	$750.6	405,033	$718.1
Silver	97,234	172.7	59,606	106.4
PGMs	40,628	72.4	47,038	86.2
	558,397	$995.7	511,677	$910.7
DIVERSIFIED
Iron ore	49,748	$89.6	8,105	$14.7
Other mining assets	2,836	5.2	1,782	3.1
Oil	60,447	108.1	31,483	55.7
Gas	44,685	79.8	13,627	24.2
NGL	12,124	21.6	6,673	11.8
	169,840	$304.3	61,670	$109.5
	728,237	$1,300.0	573,347	$1,020.2

Quarterly revenue and GEOs sold by commodity
	Q4 2021		Q4 2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	109,637	$196.5	110,815	$208.4
Silver	21,479	38.6	20,403	38.0
PGMs	7,683	14.0	11,162	20.9
	138,799	$249.1	142,380	$267.3
DIVERSIFIED
Iron ore	8,600	$15.5	4,778	$9.0
Other mining assets	656	1.1	318	0.4
Oil	16,148	28.9	8,495	15.6
Gas	14,569	26.3	5,019	9.3
NGL	3,771	6.8	1,543	2.9
	43,744	$78.6	20,153	$37.2
	182,543	$327.7	162,533	$304.5

For Q4 2021, we earned $327.7 million in revenue, up 7.6% from Q4 2020. The growth was primarily driven by higher realized oil and gas prices from our Energy assets and revenue from our recently acquired Vale Royalty. These more than offset a slight decrease in Precious Metal revenue, and resulted in 76.1% of our revenue being sourced from Precious Metal assets (60.0% gold, 11.8% silver, 4.3% PGM). Revenue was sourced 91.7% from the Americas (30.8% South America, 26.3% Central America & Mexico, 22.9% U.S. and 11.7% Canada).

2022 Guidance

2021 was a year of significant growth for Franco-Nevada, with record revenue and a 27.0% year-over-year increase in total GEOs. In 2022, we anticipate a slightly lower production profile in comparison to 2021, with our attributable GEOs expected to range between 680,000 and 740,000 GEOs. Of this, our Precious Metal assets are expected to contribute between 510,000 and 550,000 GEOs. The outlook reflects an expected lower contribution from our Guadalupe-Palmarejo stream and expected lower grades at Antamina and Antapaccay in 2022. We estimate depletion expense to be between $270 and $300 million. Our remaining capital commitment to the Royalty Acquisition Venture with Continental is $91.6 million. Please see our MD&A for the year ended December 31, 2021 for more details on our guidance and see “Forward-Looking Statements” below.

5-Year Outlook

We expect our portfolio to produce between 765,000 and 825,000 GEOs by 2026, of which 570,000 to 610,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes that Cobre Panama will have expanded its mill throughput capacity to 100 million tonnes per year during 2023. It also assumes the commencement of production at Salares Norte, Greenstone (Hardrock), Rosemont, Valentine Lake, and Eskay Creek, continued deliveries from Sudbury through 2026, and that the stream at MWS will have reached its cap in 2024.

For both our 2022 guidance and 5-year outlook, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities to GEOs, we assumed the following prices: $1,800/oz Au, $23.00/oz Ag, $1,000/oz Pt, $2,100/oz Pd, $125/tonne Fe 62% CFR China, $85/bbl WTI oil and $3.75/mcf Henry Hub natural gas. Our 2022 guidance, as set out above, and our 5-year outlook do not assume any other acquisitions and do not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $91.6 million. The 2022 guidance and 5-year outlook are based on public forecasts and other disclosure by the third-party owners and operators of our assets and our assessment thereof.

Environmental, Social and Governance (ESG) Updates

Franco-Nevada continues to receive top ESG rankings. During the quarter, we had our top rating reaffirmed by Sustainalytics and were the fourth ranked Canadian mining company in The Globe and Mail’s Board Games. We made progress on our diversity goals with additional diverse representation amongst our senior management through staff advancement. We continue to work with our partners on expanding our ESG initiatives.

Portfolio Additions

●	Investment in Skeena Resources Limited: On December 23, 2021, for the aggregate purchase price of $17.2 million (C$22.1 million), we acquired 1,471,739 common shares of Skeena Resources Limited (“Skeena”), entered into an agreement with Skeena to amend the terms of our existing 1% NSR royalty agreement such that our existing royalty will cover substantially all of the Eskay Creek gold-silver project (“Eskay Creek”) land package, including all currently-known mineralized zones, and were granted by Skeena a right of first refusal (the “ROFR”) over the sale of a 0.5% NSR royalty (the “0.5% NSR Royalty”) on Eskay Creek. If Skeena has not sold the 0.5% NSR Royalty by October 2, 2023, Franco-Nevada will have the right to purchase the 0.5% NSR Royalty for C$22.5 million.
●	Acquisition of Rosemont/Copper World Royalty: On November 26, 2021, we acquired from certain private sellers an existing 0.585% NSR royalty interest on Hudbay Minerals Inc.’s (“Hudbay”) Rosemont copper project. With the acquisition of this royalty, which has identical terms as our existing 1.5% NSR royalty and covers the same land package, including most of the Copper World deposits, we now have a 2.085% NSR over the project. The total consideration for the 0.585% NSR royalty interest was up to $19.5 million comprised of $7.0 million paid on closing of the transaction and up to $12.5 million in contingent payments upon achievement of certain milestones at Rosemont and/or the Copper World deposits.

Q4 2021 Portfolio Updates

Precious Metal assets: GEOs from our Precious Metal assets were 138,799, compared to 142,380 GEOs sold in Q4 2020. Higher contributions from Cobre Panama, Candelaria and the recently acquired Condestable stream were more than offset by lower deliveries from Hemlo, Antapaccay and Guadalupe-Palmarejo.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold increased in Q4 2021 relative to Q4 2020, as production in the quarter benefited from a focus on operational practices and an improvement in grade discrepancy. In comparison, production in Q4 2020 had been negatively impacted due to labour action. For 2022, we expect our deliveries from Candelaria to range between 60,000 and 70,000 GEOs, consistent with GEOs sold in 2021. Beyond 2022, we expect production to benefit from initiatives to debottleneck the pebble crushing circuit.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q4 2021 than in Q4 2020. While silver deliveries of 3.8 million silver ounces for the full year 2021 were significantly greater than in 2020, deliveries were more heavily weighted towards the first half of the year. For 2022, we anticipate silver deliveries to revert towards the higher end of our long-term expected annual range of 2.8 million to 3.2 million silver ounces.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q4 2021 than in Q4 2020. GEOs received in Q4 2020 were particularly high due to the timing of deliveries. For 2022, we anticipate deliveries to decrease from 62,411 GEOs in 2021 to between 47,500 and 57,500 GEOs due to expected lower grades based on the sequencing of the life of mine plan.
●	Salares Norte (1-2% royalty) – Gold Fields reported that construction of the Salares Norte mine remains on track for first production in Q1 2023. Gold Fields forecasts production to build up to 203,000 gold equivalent ounces in 2023 and 550,000 gold equivalent ounces in 2024.
●	Posse (Mara Rosa) (1% royalty) – In November 2021, Hochschild Mining entered into an agreement to acquire Amarillo Gold, including Amarillo’s flagship Posse gold project, located in Brazil. Hochschild is targeting for construction to start in 2022, with production commencing in 2024.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs increased in Q4 2021 compared to Q4 2020, reflecting higher production at Cobre Panama. In 2021, Cobre Panama produced 331,000 tonnes of copper. For 2022, copper production is expected to increase to between 330,000 and 360,000 tonnes. However, due to the timing of deliveries, we expect our GEO sales to be between 120,000-140,000 GEOs, relatively consistent with 2021. Beyond 2022, we anticipate deliveries to increase as Cobre Panama is expected to achieve a throughput rate of 100 million tonnes per annum. With respect to the ongoing Law 9 discussions, First Quantum reported that the Government of Panama tabled a new proposal, namely that the Government should receive $375 million in benefits per year from Cobre Panama and that the existing revenue royalty payable to the Government will be replaced by a gross profit royalty. The parties continue to finalize the details behind these proposed principles. Franco-Nevada does not expect the current proposal to have a material impact on future deliveries pursuant to its stream agreement.

●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo decreased in Q4 2021 compared to the same quarter in 2020, where grades and recoveries were higher. For 2022, we expect our deliveries to decrease from 46,507 GEOs sold in 2021, to between 35,000 and 45,000 GEOs. In February 2022, following the completion of an extensive exploration program in 2021, Coeur reported that the mine life at Guadalupe-Palmarejo was extended to a reserve-only life of 8 years.
●	Cascabel (1% royalty) – SolGold expects to release a prefeasibility study on the Cascabel project in Q2 2022. The Cascabel project includes the Alpala and the Tandayama-America deposit, both of which are covered by Franco-Nevada’s royalty. SolGold declared a maiden mineral resource on the Tandayama-America deposit in October 2021.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater decreased compared to Q4 2020. Production in the second half of 2021 was affected by ongoing operational restrictions imposed after a fatal incident at the Stillwater West mine in June 2021.
●	Goldstrike (2-6% royalties) – Nevada Gold Mines reported that repairs for a mechanical mill failure at the Goldstrike roaster, which affected Q3 2021 production, were completed by the end of September. Mitigating actions taken in Q3 2021 also included the prioritization of ore to optimize roaster throughput and recoveries, which positively impacted Q4 2021 production.
●	Castle Mountain (2.65% royalty) – In 2021, Equinox Gold completed a feasibility study for a proposed Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually, from 25,300 ounces produced in 2021. Equinox expects to submit Phase 2 permit applications in Q1 2022.
●	Rosemont/Copper World (2.085% royalty) – In December 2021, Hudbay Minerals announced an initial mineral resource estimate at its Copper World project, of 272 million tonnes at 0.36% copper of Indicated Mineral Resources and 142 million tonnes at 0.36% copper of Inferred Mineral Resources. A preliminary economic assessment contemplating the development of the Copper World deposits in conjunction with the Rosemont deposit is expected in the first half of 2022.

Canada:

●	Detour Lake (2% royalty) – Agnico Eagle reported record quarterly and full-year production from the Detour Lake mine in Q4 2021 and 2021, respectively. In Q4 2021, new high-grade mineralization was identified, including a significant increase in open-pit measured and indicated mineral resources. These new mineral resources and ongoing business improvement initiatives will be incorporated into a new technical report expected to be filed in Q2 2022.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo was significantly lower than in Q4 2020 reflecting a decrease in production from ground where Franco-Nevada has royalty interests and higher operating costs which affected royalties under the NPI. Barrick expects improved underground activity in 2022.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that the Macassa #4 Shaft is on track for completion in late 2022. Gold production at Macassa is forecast to increase from 170,000 to 190,000 ounces in 2022 with a target of approximately 330,000 to 350,000 ounces in 2024, compared to 210,192 ounces produced in 2021. Production levels could potentially increase once the full benefit of the #4 Shaft is realized.
●	Canadian Malartic (1.5% royalty) – Production during the year continued to transition from the Malartic pit to the Barnat pit. The Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing as planned. Infill and step-out drilling at the East Gouldie zone, where Franco-Nevada’s royalty claims cover a portion of the deposit, support continuity and scale.
●	Greenstone (Hardrock) (3% royalty) – On October 27, 2021, 60/40 joint venture partners Equinox Gold and Orion Mine Finance held a ground-breaking ceremony to start construction of the Greenstone mine in Ontario, with first gold pour expected in the first half of 2024. The project has a construction budget of $1.2 billion on a 100% basis, with Equinox Gold funding 60%. For 2022, Equinox Gold expects to fund $326 million for construction activities.
●	Ring of Fire (1-3% royalties) – Noront and Wyloo have reached an agreement under which Wyloo would acquire up to all of the issued and outstanding shares of Noront. In addition to owning several royalties over Noront’s property, Franco-Nevada also has a $39.7 million loan receivable from Noront which is repayable upon a change of control at Franco-Nevada’s discretion.
●	Valentine Lake (2% royalty) – Marathon Gold continues to report positive exploration results from ongoing in-fill drilling of the Berry deposit. In January 2022, Marathon filed an amended environmental impact statement to advance the permitting process for the project. Marathon Gold is targeting for construction to start in H2 2022, pending the completion of the review of the amended environmental impact statement.

Rest of World:

●	Tasiast (2% royalty) – Kinross reported that Tasiast returned to full production following a mill fire in June 2021. Throughput gradually ramped up during Q4 2021, with the mill reaching throughput of 19,000 to 20,000 tonnes per day in January 2022 on a sustained basis. The Tasiast 24k project remains on schedule to be completed in mid-2023.
●	Subika (Ahafo) (2% royalty) – Newmont reported a ramp-up of production at Subika following a change in mining method and expects an improvement in grades in 2022. Production from Ahafo is expected to increase to 650,000 ounces in 2022, up from 481,000 ounces in 2021. In addition, Franco-Nevada expects a larger proportion of production to be sourced from ground covered by our royalty.
●	Duketon (2% royalty) – Development of the Garden Well South underground mine continues to progress, with ore development expected to commence in Q1 2022 and stoping in Q2 2022.
●	Aphrodite (2.5% royalty) – In December 2021, St Barbara agreed to acquire Bardoc Gold. The acquisition is expected to advance the development of the Bardoc Gold Project, which encompasses the Aphrodite underground deposit, located in Western Australia.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $78.6 million in revenue, up from $37.2 million in Q4 2020. The increase in revenues reflect the acquisition of the Vale Royalty in early 2021 and higher realized oil and gas prices relative to the prior period. For the year 2021, our iron ore assets benefited from record prices. For 2022, based on assumed iron ore prices of $125/tonne 62% Fe CFR China, we expect our Diversified Mining assets to contribute between 35,000 and 55,000 GEOs, compared to 52,584 GEOs in 2021. In 2021, our Energy assets exceeded our revised Energy revenue guidance of $195 to $205 million, generating $209.5 million. For 2022, based on assumed prices of $85 WTI oil and $3.75 Henry Hub natural gas, we expect our Energy assets to contribute between 125,000 and 145,000 GEOs, compared to 117,256 GEOs in 2021.

Iron ore:

●	Vale Royalty (iron ore royalty) – Revenue recorded in Q4 2021 was lower than in previous quarters in 2021, due largely to a decrease in iron ore prices after record highs in mid-2021 and increased deductible transportation costs. Our Vale Royalty interest was acquired in April 2021 although the payments we have received relate to the period starting January 1, 2021.
●	LIORC – LIORC declared a cash dividend of C$1.15 per common share, compared to C$1.80 per common share in Q4 2020, reflecting lower production of pellets and concentrate at the Carol Lake mine and a decrease in iron ore prices.

Energy:

●	Haynesville (various royalty rates) – Revenue from the Haynesville portfolio increased three-fold compared to Q4 2020, reflecting current high natural gas prices as well as strong initial production levels from a number of high royalty interest wells.
●	SCOOP/STACK (various royalty rates) – Revenue from the SCOOP/STACK more than doubled compared to Q4 2020, due to increased production from our royalties held through the Royalty Acquisition Venture with Continental and higher prices.
●	Permian Basin (various royalty rates) – Revenue from the Permian basin increased significantly compared to Q4 2020. Higher production volumes from the Midland basin, due to the start of production at a number of high-interest wells, more than offset a reduction in volumes from the Delaware basin.
●	Marcellus (1% royalty) – Revenue from the Marcellus asset, operated by Range Resources, doubled compared to Q4 2020. Production was relatively consistent compared to the prior-year period, but revenues benefited from significantly higher NGL and natural gas prices.
●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was significantly higher compared to Q4 2020, reflecting the increase in commodity prices and the operating leverage of our NRI slightly offset by lower production. In Q4 2021, we recorded a pre-tax impairment reversal of $75.5 million ($55.5 million on an after-tax basis) with respect to our interests in the Weyburn Unit.

Shareholder Information

The complete Audited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, March 10, 2022 at 10:00 a.m. Eastern Time to review Franco-Nevada’s 2021 results, as well as discuss its 2022 guidance and 5-year outlook.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until March 17, 2022: Toll-Free (888) 390-0541; International (416) 764-8677; Code 914584 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the Company’s at-the-market equity program (the “ATM Program”), and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information regarding Franco-Nevada’s 2022 and 2026 GEO guidance, please refer to Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and filed with the SEC on www.sec.gov. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q4 2021, the average commodity prices were as follows: $1,795/oz gold (Q4 2020 - $1,873), $23.32/oz silver (Q4 2020 - $24.39), $998/oz platinum (Q4 2020 - $939) and $1,935/oz palladium (Q4 2020 - $2,348), $108/t Fe 62% CFR China (Q4 2020 - $131), $77.19/bbl WTI oil (Q4 2020 - $42.68) and $4.85/mcf Henry Hub natural gas (Q4 2020 - $2.77). For 2021 prices, the average commodity prices were as follows: $1,800/oz gold (2020 - $1,770), $25.17/oz silver (2020 - $20.55), $1,091/oz platinum (2020 - $884) and $2,397/oz palladium (2020 - $2,194), and $160/t Fe 62% CFR China (2020 - $107), $67.91/bbl WTI oil (2020 - $39.36) and $3.72/mcf Henry Hub natural gas (2020 - $2.13).
2	NON-GAAP MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBIDA per share, and Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the year ended December 31, 2021 dated March 9, 2022 filed with the Canadian securities regulatory authorities on SEDAR available at www.sedar.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation to IFRS measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income	$220.9	$176.7	$733.7	$326.2
Impairment (reversals) and charges	(75.5)	(9.6)	(68.0)	262.1
Foreign exchange loss (gain) and other (income) expenses	1.3	(2.5)	3.0	(2.8)
Tax effect of adjustments	19.3	(1.6)	17.8	(69.2)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	(2.3)	—	(12.9)	—
Adjusted Net Income	$163.7	$163.0	$673.6	$516.3
Basic weighted average shares outstanding	191.2	190.9	191.1	190.3
Adjusted Net Income per share	$0.86	$0.85	$3.52	$2.71

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income	$220.9	$176.7	$733.7	$326.2
Income tax expense	44.7	21.5	124.1	13.3
Finance expenses	0.9	0.8	3.6	3.5
Finance income	(0.7)	(0.7)	(3.7)	(3.7)
Depletion and depreciation	78.2	67.5	299.6	241.0
Impairment (reversals) and charges	(75.5)	(9.6)	(68.0)	262.1
Foreign exchange loss (gain) and other (income) expenses	1.3	(2.5)	3.0	(2.8)
Adjusted EBITDA	$269.8	$253.7	$1,092.3	$839.6
Basic weighted average shares outstanding	191.2	190.9	191.1	190.3
Adjusted EBITDA per share	$1.41	$1.33	$5.72	$4.41

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2021	2020	2021	2020
Adjusted EBITDA	$269.8	$253.7	$1,092.3	$839.6
Revenue	327.7	304.5	1,300.0	1,020.2
Margin	82.3%	83.3%	84.0%	82.3%

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2021	2020
ASSETS
Cash and cash equivalents (note 5)	$539.3	$534.2
Receivables	119.8	93.4
Loan receivable (note 6)	39.7	—
Prepaid expenses and other (note 7)	52.6	36.1
Current assets	$751.4	$663.7

Royalty, stream and working interests, net (note 8)	$5,149.3	$4,632.1
Investments and loan receivable (note 6)	235.9	238.4
Deferred income tax assets (note 17)	49.4	45.1
Other assets (note 9)	23.9	13.6
Total assets	$6,209.9	$5,592.9

LIABILITIES
Accounts payable and accrued liabilities (note 10)	$33.6	$40.8
Current income tax liabilities	9.6	12.4
Current liabilities	$43.2	$53.2

Deferred income tax liabilities (note 17)	135.4	91.5
Other liabilities	6.1	4.4
Total liabilities	$184.7	$149.1

SHAREHOLDERS’ EQUITY
Share capital (note 18)	$5,628.5	$5,580.1
Contributed surplus	16.1	14.0
Retained earnings (deficit)	484.9	(34.4)
Accumulated other comprehensive loss	(104.3)	(115.9)
Total shareholders’ equity	$6,025.2	$5,443.8
Total liabilities and shareholders’ equity	$6,209.9	$5,592.9

The consolidated financial statements and accompanying notes, which are an integral part of our consolidated financial statements, can be found in our 2021 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	2021	2020
Revenue (note 12)	$1,300.0	$1,020.2

Costs of sales
Costs of sales (note 13)	$178.3	$158.8
Depletion and depreciation	299.6	241.0
Total costs of sales	$477.9	$399.8
Gross profit	$822.1	$620.4

Other operating expenses (income)
General and administrative expenses	$19.6	$19.2
Share-based compensation expenses (note 14)	11.2	9.6
Impairment (reversals) and charges (note 8)	(68.0)	262.1
Gain on sale of gold bullion	(1.4)	(7.0)
Total other operating expenses (income)	$(38.6)	$283.9
Operating income	$860.7	$336.5
Foreign exchange (loss) gain and other income (expenses)	$(3.0)	$2.8

Income before finance items and income taxes	$857.7	$339.3

Finance items (note 16)
Finance income	$3.7	$3.7
Finance expenses	(3.6)	(3.5)
Net income before income taxes	$857.8	$339.5

Income tax expense (note 17)	124.1	13.3
Net income	$733.7	$326.2

Other comprehensive income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(4.0)	$19.6

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 6)	22.6	43.8
Other comprehensive income	$18.6	$63.4

Comprehensive income	$752.3	$389.6

Earnings per share (note 19)
Basic	$3.84	$1.71
Diluted	$3.83	$1.71
Weighted average number of shares outstanding (note 19)
Basic	191.1	190.3
Diluted	191.5	190.7

The consolidated financial statements and accompanying notes, which are an integral part of our consolidated financial statements, can be found in our 2021 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2021	2020
Cash flows from operating activities
Net income	$733.7	$326.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	299.6	241.0
Share-based compensation expenses	8.0	5.6
Impairment (reversals) charges	(68.0)	262.1
Unrealized foreign exchange loss	1.5	0.4
Deferred income tax expense (recovery)	37.1	(35.2)
Other non-cash items	(3.0)	(12.0)
Acquisition of gold bullion	(40.0)	(37.9)
Proceeds from sale of gold bullion	27.5	52.7
Operating cash flows before changes in non-cash working capital	$996.4	$802.9
Changes in non-cash working capital:
(Increase) decrease in receivables	$(26.4)	$4.4
(Increase) decrease in prepaid expenses and other	(13.1)	1.4
Decrease in current liabilities	(1.5)	(4.8)
Net cash provided by operating activities	$955.4	$803.9

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(758.7)	$(311.1)
Acquisition of investments	(17.2)	—
Acquisition of energy well equipment	(1.8)	(1.5)
Proceeds from sale of investments	12.7	3.6
Net cash used in investing activities	$(765.0)	$(309.0)

Cash flows used in financing activities
Payment of dividends	$(179.6)	$(154.9)
Proceeds from draw of revolving credit facilities	150.0	—
Repayment of revolving credit facilities	(150.0)	—
Repayment of term loan	—	(80.0)
Proceeds from at-the-market equity offerings	—	135.7
Credit facility amendment costs	(1.0)	—
Proceeds from exercise of stock options	0.4	7.4
Net cash used in financing activities	$(180.2)	$(91.8)
Effect of exchange rate changes on cash and cash equivalents	$(5.1)	$(1.0)
Net change in cash and cash equivalents	$5.1	$402.1
Cash and cash equivalents at beginning of year	$534.2	$132.1
Cash and cash equivalents at end of year	$539.3	$534.2

Supplemental cash flow information:
Dividend income received	$30.2	$14.7
Interest and standby fees paid	$2.4	$2.4
Income taxes paid	$93.5	$51.2

The consolidated financial statements and accompanying notes, which are an integral part of our consolidated financial statements, can be found in our 2021 Annual Report available on our website